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Exhibit 99.2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
(in thousands of Euro)	Note Reference	2015	of which related parties (note 29)	2014	of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	864,852	—	1,453,587	—
Accounts receivable	7	858,053	12,472	754,306	10,168
Inventories	8	833,272	—	728,404	—
Other assets	9	272,932	11,617	231,397	3,245

Total current assets		2,829,109	24,090	3,167,695	13,414
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,435,524	—	1,317,617	—
Goodwill	11	3,596,983	—	3,351,263	—
Intangible assets	11	1,442,148	—	1,384,501	—
Investments	12	65,378	53,367	61,176	49,478
Other assets	13	105,574	—	123,848	809
Deferred tax assets	14	174,433	—	188,199	—

Total non-current assets		6,820,040	53,367	6,426,603	50,287

TOTAL ASSETS		9,649,148	77,456	9,594,297	63,701

	As of December 31,
(in thousands of Euro)	Note Reference	2015	of which related parties (note 29)	2014	of which related parties (note 29)

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	110,450	—	151,303	—
Current portion of long-term debt	16	44,882	—	626,788	—
Accounts payable	17	927,186	17,191	744,272	19,978
Income taxes payable	18	34,179	—	42,603	—
Short-term provisions for risks and other charges	19	118,779	—	187,719	—
Other liabilities	20	671,424	571	636,055	959

Total current liabilities		1,906,900	17,763	2,388,740	20,937
NON-CURRENT LIABILITIES:
Long-term debt	21	1,715,104	—	1,688,415	—
Employee benefits	22	136,200	—	138,475	—
Deferred tax liabilities	14	277,327	—	266,896	—
Long-term provisions for risks and other charges	23	104,508	—	99,223	—
Other liabilities	24	91,391	—	83,770	—

Total non-current liabilities		2,324,529	—	2,276,778	—
STOCKHOLDERS' EQUITY:
Capital stock	25	29,019	—	28,900	—
Legal reserve	25	5,784	—	5,735	—
Reserves	25	4,642,238	—	4,318,124	—
Treasury shares	25	(68,636)	—	(73,875)	—
Net income	25	804,119	—	642,596	—

Luxottica Group stockholders' equity	25	5,412,524	—	4,921,479	—
Non-controlling interests	26	5,196	—	7,300	—

Total stockholders' equity		5,417,719	—	4,928,779	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,649,148	17,763	9,594,297	20,937

CONSOLIDATED STATEMENTS OF INCOME

	Year
(In thousands of Euro)(*)	Note reference	2015	of which related parties (note 29)	2014(**)	of which related parties (note 29)

Net sales	27	8,836,578	25,170	7,652,317	22,058
Cost of sales	27	2,835,426	53,602	2,574,685	55,098
of which non-recurring	33	694	—		—

Gross Profit		6,001,152	(28,431)	5,077,632	(33,040)

Selling	27	2,778,838	14	2,352,294	16
of which non-recurring	33	5,519	—	—	—
Royalties	27	168,669	996	149,952	1,203
Advertising	27	589,718	118	511,153	125
General & Administrative	27	1,087,484	7,531	906,620	23,356
of which non-recurring	33	60,149	—	20,000	—
Total Operating expenses		4,624,708	8,658	3,920,019	24,700

Income from operations		1,376,445	(37,089)	1,157,613	(57,741)

Interest Income	27	11,190	—	11,672	—
Interest Expense	27	(106,439)	—	(109,659)	—
Other—net	27	(3,281)	(561)	455	3
Total other Income/(Expense)		(98,530)	(561)	(97,533)	3

Income before provision for income taxes		1,277,914	(37,650)	1,060,080	(57,736)

Provision for income taxes	27	(471,042)	—	(414,066)	—
of which non-recurring	33	16,527	—	(24,817)	—

Net Income		806,873		646,014

of which attributable to:
—Luxottica Group stockholders		804,119	—	642,596	—
—Non-controlling interests		2,753	—	3,417	—
Weighted average number of shares outstanding:
basic	30	479,553,693		475,947,763
Diluted	30	482,073,361		479,247,190
EPS
Basic	30	1.68		1.35
Diluted	30	1.67		1.34

(*)
Except per share data

(**)
53-weeks

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year
(In thousands of Euro)	Note reference	2015	2014

Net Income		806,873	646,014
Items that may be reclassified subsequently to profit or loss
Currency translation differences	25	267,546	392,527

Total items that may be reclassified subsequently to profit or loss		267,546	392,527

Items that will not be reclassified to profit or loss
Actuarial (loss)/gain on defined benefit plans	22	14,167	(84,187)
related tax effect		(3,994)	31,626

Total items that will not be reclassified to profit or loss		10,173	(52,561)

Total other comprehensive income/(loss)—net of tax		277,720	339,966

Total comprehensive income for the period		1,084,592	985,980

of which attributable to:
—Luxottica Group stockholders		1,080,968	982,119
—Non-controlling interests		3,624	3,861

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Capital Stock
				Additional Paid in Capital		Stock- Options Reserve	Translation of foreign operations and other			Non- Controlling interests
(In thousands of Euro)(*)	Number of Shares	Amount	Legal Reserve		Retained Earnings			Treasury Shares	Stockholders Equity

	Note 25									Note 26

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of December 31, 2014	—	—	—	—	590,036	—	392,083	—	982,119	3,861

Exercise of stock options	4,110,910	247	—	69,740	—	—	—	—	69,987	—
Non-cash stock-based compensation	—	—	—	—	—	31,826	—	—	31,826	—
Excess tax benefit on stock options	—	—	—	3,062	—	—	—	—	3,062	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends (Euro 0.65 per share)	—	—	—	—	(308,343)	—	—	—	(308,343)	(3,668)
Allocation of legal reserve	—	—	24	—	(24)	—	—	—	—	—

Balance as of December 31, 2014	481,671,583	28,900	5,735	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Balance as of January 1, 2015	481,671,583	28,900	5,735	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of December 31, 2015	—	—	—	—	814,292	—	266,675	—	1,080,968	3,624

Exercise of stock options	1,981,750	119	—	47,560	—	—	—	—	47,679	—
Non-cash stock-based compensation	—	—	—	—	—	49,692	—	—	49,692	—
Excess tax benefit on stock options	—	—	—	17,525	—	—	—	—	17,525	—
Increase in Treasury shares	—	—	—	—		—	—	(6,879)	(6,879)	—
Granting of treasury shares to employees	—	—	—	—	(12,118)	—	—	12,118	—	—
Contributions received from Delfin S.a.r.l.	—	—	—	—	7,171	—	—		7,171	—
Change in the consolidation perimeter	—	—	—	—	(15,397)	—	—	—	(15,397)	(3,594)
Dividends (Euro 1.44 per share)	—	—	—	—	(689,714)	—	—	—	(689,714)	(2,135)
Allocation of legal reserve	—	—	49	—	(49)	—	—	—	—	—

Balance as of December 31, 2015	483,653,333	29,019	5,784	549,950	4,334,745	350,351	211,311	(68,636)	5,412,524	5,196

(*)
Except for per share data

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Euro)	Note reference	2015	2014

Income before provision for income taxes		1,277,914	1,060,080
Stock-based compensation		49,692	31,826
Depreciation and amortization	10/11	476,888	383,996
Net loss on disposals of fixed assets and intangible assets	10/11	22,877	16,339
Financial expenses		106,439	109,659
Other non-cash items		(4,770)	(1,295)
Changes in accounts receivable		(108,648)	(41,254)
Changes in inventories		(85,217)	7,326
Changes in accounts payable		115,635	24,578
Changes in other assets/liabilities		(7,827)	21,194

Total adjustments		565,069	552,369

Cash provided by operating activities		1,842,983	1,612,449

Interest paid		(79,752)	(93,135)
Taxes paid		(565,940)	(349,196)

Net cash provided by operating activities		1,197,291	1,170,118

Additions of property, plant and equipment	10	(319,817)	(280,779)
Purchases of businesses—net of cash acquired(*)		(21,017)	(41,091)
Investments in equity investees	12	1,502	1,161
Additions to intangible assets	11	(143,987)	(138,547)

Net cash used in investing activities		(483,319)	(459,256)

(In thousands of Euro)	Note reference	2015	2014

Long-term debt
—Proceeds	21	4,082	497,104
—Repayments	21	(649,310)	(318,500)
Short-term debt
Increase in short-term lines of credit		—	135,686
(Decrease) in short-term lines of credit		(39,022)	—
Exercise of stock options	25	47,678	69,989
Purchases of treasury shares	25	(6,879)	—
Purchase of Non-controlling interests(**)	25	(18,990)	—
Dividends	35	(691,849)	(312,012)

Net cash provided by (used in) financing activities		(1,354,291)	72,267

Increase/(decrease) in cash and cash equivalents		(640,319)	783,129

Cash and cash equivalents, beginning of the period		1,453,587	617,995
Effect of exchange rate changes on cash and cash equivalents		51,582	52,464

Cash and cash equivalents, end of the period		864,852	1,453,587

(*)
Purchases of business—net of cash acquired in 2015 relate to the acquisition of Sunglass Warehouse. Purchases of business—net of cash acquired in 2014 included the purchase of glasses.com for Euro (30.1) million and other minor acquisitions in the retail segment for Euro (11.0) million.

(**)
Purchases of minority interests relate to the acquisition of the remaining 49% of Luxottica Nederland B.V. for Euro (19.0). million

Luxottica Group S.p.A.
Registered office at Piazzale L. Cadorna 3—20123 Milan
 Share capital € 29,019,199.98
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2015

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Piazzale L. Cadorna 3.

        The Company and its subsidiaries (collectively, the "Group") operate in two segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2015, the Company owned and operated 6,589 retail locations worldwide and franchised an additional 676 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley Inc. ("Oakley") and Multiópticas Internacional S.L.

        Through 2014, the retail division's fiscal year was a 52- or 53-week period ending on the Saturday nearest December 31. In 2015, the retail subsidiaries of the Group that did not previously report on a calendar-year basis modified their respective reporting calendars in order to align with those of the Company and other subsidiaries in the consolidated Group that report on a calendar-year basis. Had certain retail subsidiaries of the Group continued to use a 52/53-week calendar in 2015, there would not have been a material impact on the consolidated results of the Group.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on March 1, 2016.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2015 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in equity and related notes to the Consolidated Financial Statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no financial or other indicators presenting material uncertainties that may cast significant doubt upon the Group's ability to meet its obligations in the foreseeable future and in particular in the next 12 months.

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is generally presumed with an ownership of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at either fair value or the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group makes a new assessment of the net assets acquired and any residual difference is recognized directly in the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss in the consolidated statement of income.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with equity owners

        Transactions such as contributions from owners in their capacity as owners of the entity are recorded in equity.

        Transactions with non-controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Investments in associates are tested for impairment in case there are indicators that their recoverable amount is lower than their carrying value.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20%, are originally recorded at cost and subsequently measured at fair value. Changes in fair value are recorded in the consolidated statement of comprehensive income.

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The Effect of Changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The exchange rates used in translating the results of foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

COMPOSITION OF THE GROUP

        During 2015, the composition of the Group changed due to the acquisition of the remaining 49% of Luxottica Nederland B.V. ("Luxottica Netherlands").

        Please refer to Note 4 "Business Combinations," and Note 11 "Goodwill and Intangible Assets" for a description of the primary changes to the composition of the Group.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line, which approximates the weighted average cost, and the net realizable value. The net realizable value represents the estimated sales price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions for write-downs for raw materials, work in process and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their net realizable value. The Group also considers other reasons that the cost of inventories may not be recoverable such as damage, declines in selling price, increased costs of completion and increased costs to be incurred to make the sale. In addition when the Group performs its assessment of the net realizable value at the end of each reporting period, it considers whether the circumstances that previously caused inventories to be written down no longer exist or whether there is clear evidence of an increase in net realizable value because of changed economic circumstances and, if necessary, reverses the amount of the write-down so that the new carrying amount is the lower of the cost and the revised net realizable value.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings	From 10 to 40 years
Machinery and equipment	From 3 to 20 years
Aircraft	20 years
Other equipment	From 2 to 10 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Depreciation ceases when property, plant and equipment is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repair and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        The net carrying amount of the qualifying items of property, plant and equipment is assessed, in the case of impairment indicators, at each balance sheet date. The Group would record a writedown of the net carrying amount if it is lower than the recoverable amount. Assets' useful lives are assessed at each balance sheet date.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Finance and operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the consolidated statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

        Trademarks are amortized on a straight-line basis over periods ranging between 15 and 25 years. Distributor network, contractual customer relationships and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 20 and 23 years. Other intangible assets are amortized on a straight-line basis over periods ranging between 3 and 7 years.

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment.

        All other assets within the scope of IAS 36 are tested for impairment whenever there are indicators that those assets may be impaired. If such indicators exist, the assets' net carrying amount is compared to their estimated recoverable amount. An impairment loss is recognized if the carrying amount is lower than the recoverable amount.

        Tangible assets and intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, tangible and intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets with a definite useful life are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current or non-current assets based on their maturity and are initially recognized at fair value.

        Transaction costs are immediately recognized in the consolidated statement of income.

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        (b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are not expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

        (c)   Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

        Any impairment loss recognized on an investment classified as an available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized as financial income/expense.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income ("OCI"). The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments do not fully meet the criteria for hedge accounting pursuant to IAS 39 and are marked to market at the end of each reporting period, with changes in fair value recognized in the consolidated statement of income.

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Short and long-term debt

        Short and long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date. Short-term debt and cash are offset when the Group has a legal right to set off the recognized amounts and intends to do so.

        Short- and long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in OCI or directly in equity. In this case, tax is also recognized in OCI or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Interest and penalties associated with these positions are included in "provision for income taxes" within the consolidated statement of income.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        Prior periods service costs are immediately recognized in the consolidated statements of income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required; and

  •
  the amount of the obligation can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or units). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options or units granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting and performance conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes: (i) sales of goods (both wholesale and retail); (ii) rendering of services such as insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services; and (iii) sales of goods to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue from the sale of goods is recognized when all of the following conditions have been satisfied:

  •
  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

  •
  the Group retains neither continuing managerial involvement to the degree usually associated with ownership of the goods;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

        Revenue from rendering of services is recognized by reference to the stage of completion of the transaction involving the rendering of services at the reporting date and when the outcome of the transaction can be estimated reliably. In particular, when all of the following conditions have been satisfied:

  •
  the amount of revenues can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group;

  •
  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

  •
  the costs incurred for the transaction and the costs to compete the transaction can be measured reliably.

        Wholesale division revenues are recognized at the time goods are delivered to the customer. The Group records an accrual for the estimated amounts to be returned against revenue. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations other than the product warranty, if required by the law. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail division revenues are recognized upon receipt of the goods by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date, and is periodically reassessed. There are no other post-shipment obligations other than the product warranty, if required by the law. Additionally, the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Customers who present a valid membership card typically receive a fixed percentage discount off the retail prices for a specified range of product and/or services. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

retail division also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by unconsolidated franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Trade discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of accounting estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        (a)   Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        (b)   Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their net realizable value is lower than their carrying amount.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        (c)   Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

        (e)   Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience;

        (f)    Valuation of intangible assets with a definite useful life (trademarks and other intangibles). The useful lives and the amortization method of these intangible assets are assessed for appropriateness on an annual basis;

        (g)   Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities, and

        (h)   Valuation of provision for risks. The determination of the amount of the accruals requires judgment by management based on available documentation and information on potential liabilities.

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

        Treasury shares are recorded as a reduction of stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are recorded in the consolidated statement of changes in equity.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

2.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations, if not early adopted, must be adopted in the financial statements issued after the applicable effective date.

New standards and amendments that are effective for reporting periods beginning on January 1, 2015.

        The adoption of the amendments did not have any impact on the consolidated financial statements of the Group.

        IFRIC 21—Levies.    The interpretation published by the IASB on May 20, 2013 is applicable to periods starting on or after June 17, 2014. IFRIC 21 is an interpretation of IAS 37—Provision, Contingent Liabilities and Contingent Assets, which requires that a provision is booked if, subject to certain other conditions met, an entity has a present obligation as a consequence of a past event ("obligating event"). The interpretation clarifies that the obligating event that requires an obligation to pay taxes to be recorded is the activity that determines the tax payments, as set forth by the law. The early adoption of the interpretation did not have a significant impact in 2014 on the consolidated financial statements of the Group.

        Annual Improvements to IFRSs—2011 - 2013 Cycle.    The amendments adopted impact: (i) IFRS 3, clarifying that IFRS 3 is not applicable to detect the accounting effects related to the formation of a joint venture or joint arrangement (as defined by IFRS 11) in the financial statements of the joint venture or joint arrangement; (ii) IFRS 13, clarifying that the provisions contained in IFRS 13 whereby it is possible to measure fair value of a group of financial assets and liabilities on a net basis apply to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9; and (iii) IAS 40, clarifying that, to determine when buying an investment property constitutes a business combination, reference must be made to the provisions of IFRS 3.

New standards and amendments that are effective for reporting periods beginning after January 1, 2015 and not early adopted.

        The group is assessing the impact of the accounting principles and the amendments on its consolidated financial statements.

        Annual Improvements to IFRSs—2010 - 2012 Cycle.    The amendments adopted impact: (i) IFRS 2, clarifying the definition of "vesting condition" and introducing the definitions of conditions of service and results; (ii) IFRS 3, clarifying that obligations that correspond to contingent considerations, other than those covered by the definition of equity instrument, are measured at fair value at each balance sheet date, with changes recognized in the income statement; (iii) IFRS 8, requiring information to be disclosed regarding the judgments made by management in the aggregation of operating segments that describes how the segments have been aggregated and the economic indicators that have been evaluated in order to determine that the aggregated segments have similar economic characteristics; (iv) IAS 16 and IAS 38, clarifying the procedures for determining the gross carrying amount of assets when a revaluation is determined as a result of the revaluation model; and (v) IAS 24, establishing the disclosures to be provided when there is a related party entity that provides key management personnel services to the reporting entity. The amendments are applicable to periods beginning on or after February 1, 2015.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendment reduces current services costs for the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered. The new provision is applicable to periods beginning on or after February 1, 2015.

        Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations.    The amendments advise on how to account for acquisitions of interests in joint operations. The amendments are applicable to periods beginning on or after January 1, 2016.

        Amendments to IAS 1—Disclosure Initiative.    The amendments concern the materiality, the aggregation of items, the structure of the notes, the information about the accounting policies and the presentation of other comprehensive income arising from the measurement of equity method investments. The amendments are applicable to periods beginning on or after January 1, 2016.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building. The amendments are applicable to periods beginning on or after January 1, 2016.

        Amendments to IAS 27—Equity Method in Separate Financial Statements.    The amendments clarify that an entity can apply the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements. The amendments are applicable to periods beginning on or after January 1, 2016.

        Annual Improvements to IFRSs—2012 - 2014 Cycle.    The provisions modify (i) IFRS 5, clarifying that the reclassification of an asset (or disposal group) from held for sale to held for distribution (or vice versa) should not be considered as a change in the original disposal plan; (ii) IFRS 7, clarifying that the offsetting disclosures are not applicable to condensed interim financial statements unless they provide a significant update to the disclosure included in the most recent annual financial statements, and excluding the presumption that the right to earn a fee for servicing a financial asset is generally continuing involvement and specifying that the entity should define the nature of the fee in accordance with the guidance of IFRS 7, (iii) IAS 19, clarifying that the depth of the market for high-quality corporate bonds should be assessed based on the currency in which the bond is denominated as opposed to the country in which the bond is located (in case a deep market of high-quality corporate bonds in a specific currency does not exist, corporate bonds should be considered), and (iv) IAS 34, clarifying that the required disclosures should be included either in the interim financial report or by cross-reference to other sections of the interim report (i.e. the management report). The disclosure included in the interim report should be available at the same time as the interim financial report. The amendments are applicable to periods beginning on or after January 1, 2016.

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception.    The amendments provide clarification of the application of the exception to consolidation of investment entities. The amendments are applicable to periods beginning on or after January 1, 2016 unless changes after the European Union endorsement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IAS 12—Recognition of Deferred Tax Assets on Unrealized Losses.    The amendments provide clarifications on the recognition of deferred tax assets on debt instruments measured at fair value. The amendments are applicable to periods beginning on or after January 1, 2017 unless changes after the European Union endorsement.

        Amendments to IAS 7—Disclosure Initiatives.    The amendments will require entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes The amendments are applicable to periods beginning on or after January 1, 2017 unless changes after the European Union endorsement.

        IFRS 15—Revenue from Contracts with Customers.    This standard was issued on May 28, 2014. The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2018. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customer Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component. IFRS 15 is applicable to periods beginning on or after January 1, 2018 unless changes are implemented after the European Union endorsement.

        IFRS 9—Financial Instruments.    This standard was issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces to three the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected credit losses, so that it is no longer necessary for a trigger event to have occurred before credit losses are recognized, and requires an entity to recognize expected credit losses at all times and to update the amount of expected credit losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for credit losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

2.  NEW ACCOUNTING PRINCIPLES (Continued)

with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018, but is available for early adoption. IFRS 9 is applicable to periods beginning on or after January 1, 2018 unless changes are implemented after the European Union endorsement.

        IFRS 16—Leases.    The standard replaces IAS 17 "Leases" and requires all leases to be recorded on the balance sheet as assets and liabilities. The standard will be applicable for periods starting on or after January 1, 2019 unless changes are implemented after the European Union endorsement. An entity can apply IFRS 16 before that date but only if it also applies IFRS 15 "Revenue from contracts with customers".

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.    These amendments clarify the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The applicability has not been defined.

3.  FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

        (a)   Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e., the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50% and 100% by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3.  FINANCIAL RISKS (Continued)

        If the Euro/USD exchange rate increases by 10% as compared to the 2015 and 2014 actual average exchange rates and all other variables remain constant, the impact on income before taxes would have been a decrease of Euro 99.4 million and Euro 76.9 million in 2015 and 2014, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2015 and 2014 average exchange rates and all other variables remain constant, the impact on income before taxes would have been an increase of Euro 99.4 million and Euro 76.9 million in 2015 and 2014, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2015 and 2014, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

        (c)   Credit risk

        Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        c1)  The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the retail segment is locally managed by the companies included in the retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer's credit worthiness (customers "GOOD UNDER CONTROL"); and

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings; and

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e., the inability to trace the debtor, seizures).

        Furthermore, the assessment of the losses incurred in previous years is taken into consideration in order to determine the balance of the bad debt provision.

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors. The utilization of credit limits is regularly monitored through automated controls.

        Moreover, the Group has entered into an agreement with an insurance company in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group does not have a direct presence. Starting from October 2015 the business in those countries was transferred among different entities within the Group. Until the time of transfer, accounts receivable were regularly covered by the above-mentioned insurance. A new global insurance agreement has not yet been finalized.

        c2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the Financial Risk Policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA (International Swaps and Derivatives Association) Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total notional amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

        (d)   Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2015, had unused lines of credit of approximately Euro 632.0 million;

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges; and

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2015 and December 31, 2014. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to receivables only. These amounts will be counterbalanced by payables, as reported in the tables relating to liabilities.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Cash and cash equivalents	864,852	—	—	—
Derivatives receivable	2,055	—	—	—
Accounts receivable	858,053	—	—	—
Other current assets	93,316	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Cash and cash equivalents	1,453,587	—	—	—
Derivatives receivable	1,008	—	—	—
Accounts receivable	754,306	—	—	—
Other current assets	89,882	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Debt owed to banks and other financial institutions	44,882	226,556	672,588	825,153	(*)
Derivatives payable	2,173	—	—	—
Accounts payable	927,186	—	—	—
Other current liabilities	601,572	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Debt owed to banks and other financial institutions	626,788	115,027	683,884	889,504
Derivatives payable	4,376	—	—	—
Accounts payable	744,272	—	—	—
Other current liabilities	572,962	—	—	—

(*)
Excludes the balance of the amortized costs of Euro (9.2) million.

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilized derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. As of December 31, 2015 there was no floating-rate debt outstanding. On the basis of these scenarios, the impact as of December 31, 2014 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 2.0 million or a maximum increase of Euro 2.0 million.

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2015
Cash and cash equivalents	—	864,852	—	—	—	—	864,852	6
Accounts receivable	—	858,053	—	—	—	—	858,053	7
Other current assets	2,055	93,316	—	—	—	—	95,372	9
Other non-current assets	—	84,800	—	—	—	—	84,800	13
Short-term borrowings	—	110,450	—	—	—	—	110,450	15
Current portion of long-term debt	—	44,882	—	—	—	—	44,882	16
Accounts payable	—	927,186	—	—	—	—	927,186	17
Other current liabilities	—	601,572	—	—	2,173	—	603,745	20
Long-term debt	—	1,715,104	—	—	—	—	1,715,104	21
Other non-current liabilities	—	91,391	—	—	—	—	91,391	24

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2014
Cash and cash equivalents	—	1,453,587	—	—	—	—	1,453,587	6
Accounts receivable	—	754,306	—	—	—	—	754,306	7
Other current assets	1,008	89,882	—	—	—	—	90,890	9
Other non-current assets	—	83,739	—	—	—	—	83,739	13
Short-term borrowings	—	151,303	—	—	—	—	151,303	15
Current portion of long-term debt	—	626,788	—	—	—	—	626,788	16
Accounts payable	—	744,272	—	—	—	—	744,272	17
Other current liabilities	—	572,962	—	—	4,376	—	577,338	20
Long-term debt	—	1,688,415	—	—	—	—	1,688,415	21
Other non-current liabilities	—	83,770	—	—	—	—	83,770	24

(*)
The notes reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

        (f)    Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see Note 21) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of the Group's bond issues dated March 19, 2012 and February 10, 2014, which require compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from granting any liens or security interests on any of their assets in favor of third parties without the consent of the lenders over a threshold equal to 20% of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 10% of consolidated assets.

        Default with respect to the abovementioned clauses and following a grace period during which the default can be remedied, would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5
EBITDA/financial charges	>5
Priority Debt/Share Equity	<20%

        An explanation of the covenants referenced above is provided as follows:

  •
  "Net Financial Position/Pro forma EBITDA" this is an indicator of the prospective sustainability of debt repayments; the lower the absolute value, the greater a company's ability to repay the debt (as indicated by the Net Financial Position) through the generation of gross cash flows from ordinary operations (as indicated by the amount of EBITDA);

  •
  "EBITDA / Pro forma Finance Charges" this is an indicator of financial leverage; the higher the value, the greater a company's ability to produce adequate resources to cover finance-related expenses;

  •
  "Priority Debt/Share Equity" this is an indicator of the ability to achieve financial equilibrium between internal and third-party sources of funding; the lower the ratio, the greater a company's ability to fund itself.

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within the period indicated in the loan agreement.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2015, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

        (g)   Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group uses the above valuation hierarchy.

        As of December 31, 2014, the Group did not have any Level 3 fair value measurements.

        The Group determined the fair value of the derivatives existing on December 31, 2015 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2015
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,055	—	2,055	—
Assets held for sale	Other current assets	19,289	—	—	19,289	(*)
Foreign Exchange Contracts	Other current liabilities	2,173	—	2,173	—

(*)
Assets held for sale include the aircraft owned by the Group and sold during January 2016. The fair value was determined based on the selling price agreed upon by the parties.

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,008	—	1,008	—
Foreign Exchange Contracts	Other current liabilities	4,376	—	4,376	—

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

4. BUSINESS COMBINATIONS

        On April 16, 2015 the Group acquired the remaining 49% of Luxottica Netherlands for a total purchase price of Euro 19.0 million. The difference between the consideration paid and the net assets acquired, equal to Euro 15.4 million, was recorded as a reduction of the Group's stockholders' equity.

        On November 1, 2015, Sunglass Hut acquired certain assets from Sunglass Warehouse, Inc. ("SGW"). Management determined the transaction was a business combination in accordance with IFRS 3. The final purchase price paid by Sunglass Hut was approximately USD 23.3 million (Euro 21.0 million). The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill of Euro 18.3 million. The goodwill is tax deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition.

        At December 31, 2015, the valuation was concluded. The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date for SGW (in thousands of Euro):

Total consideration	21,017

Recognized amount of identifiable assets and liabilities assumed
Inventory	1,877
Fixed assets	826
Total net identifiable assets	2,703
Goodwill	18,314

Total	21,017

        On an unaudited pro forma basis, had the acquisition occurred at the beginning of the year, net sales contributed by SGW would have been Euro 14.8 million.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two operating segments: (1)  Manufacturing and Wholesale Distribution ("Wholesale") and (2) Retail Distribution ("Retail").

        The criteria applied to identify the operating segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information regularly reviewed by the Group's Chief Executive Officers, in their roles as Chief Operating Decision Makers, to make decisions about resources to be allocated to the segments and assess their performance.

        Total assets and liabilities for each operating segment are no longer disclosed as they are not regularly reviewed by the CODMs.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

5. SEGMENT INFORMATION (Continued)

        In January 2016, our Board of Directors approved a modification to our governance by assigning executive responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Due to this change in the governance structure, the Executive Chairman is now the CODM assisted in his role by the CEO for Product and Operations. This change did not impact the operating segments as the information provided and reviewed by the CODM has not changed.

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

	Manufacturing and Wholesale Distribution		Inter-segment transactions and corporate adjustments(c)
		Retail Distribution
(Amounts in thousands of Euro)				Consolidated

2015
Net sales(a)	3,592,555	5,244,023	—	8,836,578
Income from operations(b)	807,213	789,355	(220,123)	1,376,445
Interest income	—	—	—	11,190
Interest expense	—	—	—	(106,439)
Other-net	—	—	—	(3,281)
Income before provision for income taxes	—	—	—	1,277,914
Provision for income taxes	—	—	—	(471,042)
Net income	—	—	—	806,873
Of which attributable to:
Luxottica stockholders	—	—	—	804,119
Non-controlling interests	—	—	—	2,753
Capital expenditures	211,023	302,552	—	513,575
Depreciation, amortization and write-down	157,081	231,056	88,751	476,888
2014
Net sales(a)	3,193,757	4,458,560	—	7,652,317
Income from operations(b)	724,539	636,282	(203,208)	1,157,613
Interest income	—	—	—	11,672
Interest expense	—	—	—	(109,659)
Other—net	—	—	—	455
Income before provision for income taxes	—	—	—	1,060,080
Provision for income taxes	—	—	—	(414,066)
Net income	—	—	—	646,014
Of which attributable to:
Luxottica stockholders	—	—	—	642,596
Non-controlling interests	—	—	—	3,417
Capital expenditures	175,573	243,360	—	418,933
Depreciation, amortization and write-down	123,268	181,625	79,103	383,996

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third- party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

5. SEGMENT INFORMATION (Continued)

  segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets not allocated to a specific segment, as well as elimination of transactions between segments.

Information by geographic area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong, Singapore and Japan), Latam (which includes South and Central America) and Other (which includes all other geographic locations, including the Middle East). Sales are attributed to geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific(3)	Latam	Other	Consolidated

2015
Net sales	1,625,286	5,151,178	1,177,926	542,983	339,205	8,836,578
Long-lived assets (at year end)	356,816	728,507	292,886	52,744	4,571	1,435,524
2014
Net sales	1,507,101	4,286,770	1,049,907	506,010	302,529	7,652,317
Long-lived assets (at year end)	362,472	635,076	267,057	50,277	2,735	1,317,617

(1)
Long-lived assets located in Italy represented 22% and 25% of the Group's total fixed assets as of December 31, 2015 and 2014, respectively. Net sales recorded in Italy were Euro 0.3 billion and Euro 0.2 billion in 2015 and 2014, respectively.

(2)
Long-lived assets, located in the United States represented 48% and 45% of the Group's total fixed assets as of December 31, 2015 and 2014, respectively. Net sales recorded in the United States were Euro 4.9 billion and Euro 3.9 billion in 2015 and 2014, respectively.

(3)
Long-lived assets located in China represented 15% and 14% of the Group's total fixed assets as of December 31, 2015 and 2014, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2015	2014

Cash at bank	856,611	1,441,145
Checks	5,596	9,611
Cash and cash equivalents on hand	2,645	2,831

Total	864,852	1,453,587

        See Note 21 and the consolidated statements of cash flows for further details.

        There is no restricted cash.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

7. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2015	2014

Accounts receivable	895,555	793,210
Allowance for doubtful accounts	(37,501)	(38,904)

Total accounts receivable	858,053	754,306

        The increase in accounts receivable is mainly due to the growth of net sales in 2015 as compared to 2014.

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2015	2014

Balance as of January 1	38,904	35,231
Increases	6,555	3,891
Decreases	(6,872)	(5,313)
Translation difference and other	(1,086)	5,095

Balance as of December 31	37,501	38,904

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2015, the gross amount of accounts receivable was equal to Euro 895.6 million (Euro 793.2 million as of December 31, 2014), including an amount of Euro 36.0 million covered by insurance and other guarantees (4% of gross receivables). The bad debt fund as of December 31, 2015 amounted to Euro 37.5 million (Euro 38.9 million as of December 31, 2014).

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in Note 3 "Financial Risks."

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

7. ACCOUNTS RECEIVABLE (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2015 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	643,326	(5,785)	637,541	64,961	33,033	31,928
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	15,273	(1,055)	14,218	1,221	542	679
Receivables of the Wholesale segment classified as RISK	27,035	(23,994)	3,041	2,230	65	2,165
Receivables of the Retail segment	209,921	(6,667)	203,254	20,042	10,368	9,962

Total	895,555	(37,501)	858,053	88,454	44,008	44,734

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

7. ACCOUNTS RECEIVABLE (Continued)

						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2014 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	587,109	(5,516)	581,593	43,537	29,519	14,018
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	11,902	(1,590)	10,312	1,820	319	1,501
Receivables of the Wholesale segment classified as RISK	28,797	(26,016)	2,781	1,650	117	1,533
Receivables of the Retail segment	165,402	(5,782)	159,620	16,082	11,586	4,497

Total	793,210	(38,904)	754,306	63,089	41,541	21,549

        The accounts receivable in the retail division are mainly related to the insurance business of the Group.

        As of December 31, 2015, the amount of overdue receivables which were not included in the bad debt fund was equal to 9.9% of gross receivables (8.0% as of December 31, 2014) and 10.3% of receivables net of the bad debt fund (8.4% as of December 31, 2014). The Group does not expect any additional losses over amounts already provided for.

8. INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2015	2014

Raw materials	200,336	186,593
Work in process	51,828	47,674
Finished goods	711,009	627,300
Less: inventory obsolescence reserves	(129,901)	(133,163)

Total	833,272	728,404

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

8. INVENTORIES (Continued)

        The increase in inventories in 2015 (Euro 104.9 million) was aimed at improving the quality of the customer experience by having inventory levels in line with customer demand.

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Utilization	Other(1)	Balance at end of period

2014	119,263	80,142	(69,284)	3,042	133,163
2015	133,163	65,077	(67,834)	(505)	129,901

(1)
Other includes translation differences for the period.

9. OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Sales taxes receivable	38,016	40,494
Prepaid expenses	1,458	1,915
Other assets	55,896	48,479
Total financial assets	95,370	90,888
Income tax receivables	70,038	50,356
Advances to suppliers	15,070	14,343
Prepaid expenses	72,985	44,771
Other assets	19,468	31,039
Total non-financial assets	177,561	140,509

Total other assets	272,932	231,397

        The increase in income tax receivables is mainly related to the increase in Group US subsidiaries' direct tax receivables (Euro 18.1 million).

        The increase in prepaid expenses is mainly related to: (i) prepaid rents for North America retail operations (Euro 10.1 million) and (ii) marketing expenses related to the 2016 Olympics (Euro 2.5 million).

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 2.0 million as of December 31, 2015 (Euro 1.0 million as of December 31, 2014), the fair value of the aircraft owned by Luxottica Leasing S.r.l. of Euro 19.3 million and classified as an asset held for sale, as well as other financial assets of the North America retail division totaling Euro 12.1 million as of December 31, 2015 (Euro 12.6 million as of December 31, 2014).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 19.5 million as of December 31, 2015 (Euro 31.0 million as of December 31, 2014).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	59,160	101,646	7,851	112,120	280,778
Decreases/write-downs	(3,908)	(4,508)	(2,893)	(4,164)	(15,473)
Business combinations	—	4,698	—	1,026	5,724
Translation difference and other	45,674	61,162	3,807	(22,745)	87,898
Depreciation expense	(60,625)	(101,540)	(1,763)	(60,619)	(224,547)

Total balance as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

Of which:
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

Increases	89,892	101,950	—	170,633	362,475
Decreases/write-downs	(8,311)	(2,105)	(1,537)	(7,758)	(19,711)
Translation difference and other	38,714	51,795	(19,255)	(22,611)	48,643
Depreciation expense	(73,834)	(124,405)	(1,965)	(73,295)	(273,499)

Total balance as of December 31, 2015	542,774	514,594	10,496	367,661	1,435,524

Of which:
Historical cost	1,160,057	1,456,077	11,362	825,695	3,453,190
Accumulated depreciation	(617,283)	(941,482)	(865)	(458,033)	(2,017,664)

Total balance as of December 31, 2015	542,774	514,594	10,496	367,661	1,435,524

        Of the total depreciation expense of Euro 273.5 million (Euro 224.5 million in 2014), Euro 94.1 million (Euro 81.3 million in 2014) is included in cost of sales, Euro 133.6 million (Euro 111.3 million in 2014) is included in selling expenses, Euro 11.6 million (Euro 7.9 million in 2014) is included in advertising expenses and Euro 34.2 million (Euro 24.0 million in 2014) is included in general and administrative expenses.

        Capital expenditures in 2015 and 2014 mainly relate to technology upgrades associated with manufacturing capacity, enhancements to IT infrastructure, opening of new stores and the remodeling of older stores. In 2015 increases include Euro 26.0 million related to capital additions not yet paid as of the end of year.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        Other equipment includes Euro 108.5 million for assets under construction as of December 31, 2015 (Euro 62.6 million as of December 31, 2014) mainly relating to investments in manufacturing facilities in Italy and China (Euro 16.2 million and Euro 37.6 million, respectively) and to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 202.9 million and Euro 169.2 million as of December 31, 2015 and December 31, 2014, respectively.

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets for the years ended December 31, 2014 and 2015, were as follows:

		Trade names and trademarks	Customer relations, contracts and lists
				Franchise agreements
(Amounts in thousands of Euro)	Goodwill				Other	Total

As of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	215	—	—	138,332	138,547
Decreases	—	—	—	—	(862)	(862)
Business combinations	22,482	5,222	—	—	7,910	35,614
Translation difference and other	283,565	72,315	15,102	1,489	43,090	415,560
Impairment and amortization expense	—	(64,957)	(13,938)	(1,080)	(79,474)	(159,449)

Balance as of December 31, 2014	3,351,263	773,688	139,638	12,110	459,064	4,735,764

		Trade names and trademarks	Customer relations, contracts and lists
				Franchise agreements
(Amounts in thousands of Euro)	Goodwill				Other	Total

Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Total as of December 31, 2014	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Increases	—	402	—	—	151,187	151,590
Decreases	—	—	—	—	(3,157)	(3,157)
Business combinations/disposals	18,341	—	—	—	1,509	19,851
Translation difference and other	227,378	62,644	9,064	1,370	38,026	338,482
Amortization expense	—	(72,868)	(15,638)	(1,293)	(113,590)	(203,389)

Balance as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,130

Historical cost	3,596,983	1,745,004	277,266	26,362	1,020,028	6,665,643
Accumulated amortization	—	(981,138)	(144,202)	(14,175)	(486,997)	(1,626,512)

Balance as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,130

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The 2015 and 2014 increases in goodwill and intangible assets due to business combinations were mainly due to the acquisition of SGW (Euro 18.3 million) in 2015 and glasses.com (Euro 22.6 million) in 2014. Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 203.4 million (Euro 159.4 million in 2014), Euro 178.1 million (Euro 141.7 million 2014) is included in general and administrative expenses, Euro 19.0 million (Euro 13.0 million in 2014) is included in selling expenses and Euro 6.3 million (Euro 4.7 million in 2014) is included in cost of sales.

        Other intangible assets includes internally generated assets of Euro 86.7 million (Euro 69.3 million as of December 31, 2014).

        The increase in other intangible assets during 2015 is primarily due to the ongoing implementation of the Group's IT infrastructure equal to Euro 146.2 million.

Impairment of goodwill

        As of December 31, 2015 and 2014 goodwill totaled Euro 3,597.0 million and Euro 3,351.3 million, respectively. The increase is mainly due to the strengthening of the main currencies in which the Group operates (Euro 228.4 million) and the acquisition of SGW for Euro 18.3 million.

        In 2015 management assessed the aggregation of cash-generating units ("CGUs") previously identified for testing the impairment of its goodwill in light of the organizational changes that occurred in the retail business during the year. As a result of the analysis, management determined that the CGUs Retail North America, Retail Asia-Pacific and Retail Other were no longer representative of the way the goodwill is monitored and, therefore, identified the following new CGUs: Retail Optical, Retail Sun & Luxury and Retail Oakley. The CGU Wholesale was not impacted by the change.

        Pursuant to IAS 36—Impairment of Assets, the goodwill was reallocated to the CGUs affected by the change based on their relative fair values as of December 31, 2015. The relative fair values were determined based on the discounted cash flows that any CGU is expected to generate.

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

2015

Wholesale	1,398,104
Retail Optical	995,864
Retail Sun & Luxury	1,021,066
Retail Oakley	181,949

Total	3,596,983

        In accordance with IAS 36, before testing for impairment the new CGUs to which the goodwill was reallocated, the Group tested the old CGUs. Neither test resulted in an impairment of any of the CGUs identified by the Group.

        The information required by paragraph 134 of IAS 36 is provided below.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amount to its value in use.

        The main assumptions for determining the value in use are reported below:

  •
  Growth rate: 2.4% for all CGUs

  •
  Discount rate: 7.8% for Wholesale, 7.1% for Retail Optical, 7.2% for Retail Sun & Luxury and 7.0% for Retail Oakley

        The above long-term average growth rate does not exceed the rate which is estimated for the products, industries and countries in which the Group operates.

        The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies.

        The recoverable amount of CGUs has been determined by utilizing post-tax cash flow forecasts based on the Group's 2016-2018 three-year plan approved by management, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the above mentioned CGUs. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 502%, 72%, 98% and 100% of the carrying amount of the Wholesale, Retail Optical, Retail Sun & Luxury and Retail Oakley CGUs, respectively. A reduction in the recoverable amount of the CGU to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 31.7% for Wholesale, 10.3% for Retail Optical, 11.7% for Retail Sun & Luxury and 11.5% for Retail Oakley; or (ii) the utilization of a negative growth rate for all the CGUs.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/–0.5 percent and discount rate changes of +/–0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 65.4 million (Euro 61.2 million as of December 31, 2014). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited (a joint venture formed in 2010 between Luxottica and Essilor International that provides most of the Australian lab requirements) for Euro 6.0 million (Euro 5.4 million as of December 31, 2014) and the acquisition of the 36.80% equity stake in Salmoiraghi & Viganò. The following tables provide a roll-forward of the Group's investment

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

12.  INVESTMENTS (Continued)

from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò (amounts in thousands of Euro):

As of January 1, 2015	42,583
Addition	—
Share of profit from associate	3,430

As of December 31, 2015	46,016

As of December 31, 2015

Total assets	183,116
Total liabilities	136,865
Net sales	195,284
Share of profit	3,430

Percentage held	36.80%

        The investment was analyzed under the applicable impairment test as of December 31, 2015 and it was determined that no loss is to be recorded in the consolidated financial statements as of December 31, 2015.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Other financial assets	84,800	83,739
Other assets	20,774	40,109

Total other non-current assets	105,574	123,848

        Other financial assets primarily include security deposits totaling Euro 38.8 million (Euro 33.7 million as of December 31, 2014).

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 20.8 million (Euro 40.1 million as of December 31, 2014). The decrease is mainly due to the reclassification to other current assets of royalties due in 2016.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2015 and December 31, 2014 is as follows:

(Amounts in thousands of Euro)	As of December 31, 2015	As of December 31, 2014

Deferred tax assets	174,433	188,199
Deferred tax liabilities	277,327	266,896

—Deferred tax liabilities (net)	102,894	78,697

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
(Amounts in thousands of Euro)	2015	2014
—Deferred tax assets to be recovered within 12 months	250,465	199,085
—Deferred tax assets to be recovered after 12 months	204,923	223,974

	455,388	423,059

—Deferred tax liabilities to be recovered within 12 months	15,094	17,253
—Deferred tax liabilities to be recovered after 12 months	543,189	484,502

	558,283	501,755

—Deferred tax liabilities (net)	102,894	78,697

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2015	2014

As of January 1	78,697	95,455
Exchange rate difference and other movements	43,463	29,345
Business combinations	—	535
Income statements	(13,609)	(10,901)
Tax charge/(credit) directly to equity	(5,658)	(35,737)

At December 31	102,894	78,697

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Inventories	101,899	13,337	893	8,991	—	125,120
Self-insurance reserves	11,819	1,547	—	(485)	—	12,881
Net operating loss carry-forwards	15,695	144	4,559	7,681	—	28,079
Rights of return	16,394	1,524	—	3,532	—	21,450
Deferred tax on derivatives	—	—	—	—	—	—
Employee-related reserves	54,032	(3,064)	141	(3,033)	34,282	82,358
Occupancy reserves	17,707	(1,720)	—	547	—	16,534
Trade names	70,939	420	56	(3,987)	—	67,429
Fixed assets	10,798	(223)	7	218	—	10,799
Other	55,437	(6,308)	(4,521)	13,801	—	58,409

Total	354,720	5,657	1,135	27,265	34,282	423,059

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Dividends	7,383	—	—	5,517	—	12,899
Trade names	207,881	21,554	1,597	(14,858)	—	216,175
Fixed assets	51,899	6,086	—	9,359	—	67,344
Other intangibles	158,830	23,485	(1)	5,832	—	188,147
Other	24,181	(16,124)	74	10,514	(1,455)	17,190

Total	450,175	35,001	1,670	16,364	(1,455)	501,755

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2015	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2015

Inventories	125,120	4,568	—	12,289	—	141,977
Self-insurance reserves	12,881	1,437	—	(382)	—	13,936
Net operating loss carry-forwards	28,079	(5,173)	—	10,020	—	32,926
Rights of return	21,450	(782)	—	(899)	—	19,769
Deferred tax on derivatives	—	—	—	—	—	—
Employee-related reserves	82,358	(4,635)	—	6,910	6,456	91,089
Occupancy reserves	16,534	5,057	—	1,234	—	22,825
Trade names	67,429	11,468	—	(6,826)	—	72,071
Fixed assets	10,799	129	—	(1,117)	—	9,811
Other	58,409	(6,186)	—	(1,238)	—	50,885

Total	423,059	5,883	—	19,991	6,456	455,388

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2015	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2015

Dividends	12,899	—	—	(5,072)	—	7,827
Trade names	216,175	20,673	—	(17,894)	—	218,955
Fixed assets	67,344	(2,014)	—	13,927	—	79,257
Other intangibles	188,147	44,501	—	(1,008)	—	231,640
Other	17,190	(13,814)	—	16,429	798	20,604

Total	501,755	49,346	—	6,382	798	558,283

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 44.5 million in respect of losses amounting to Euro 101.6 million that can be carried forward against future taxable income and Euro 70.6 million that can be indefinitely carried forward. The breakdown of the net operating losses by expiration date is as follows:

Year ending December 31: (Amounts in thousands of Euro)

2016	18,401
2017	21,037
2018	18,152
2019	22,761
2020	13,273
Subsequent years	7,976

Total	101,600

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 3.6 billion and Euro 2.9 billion in 2015 and 2014, respectively, that are intended to be permanently invested. In connection with the 2015 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2016.

CURRENT LIABILITIES

15.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2015 and 2014, reflect current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2015 and 2014, the Company had unused short-term lines of credit of approximately Euro 632.0 million and Euro 598.1 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 194.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2015, these credit lines were not utilized.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 119.4 million (USD 130 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2015, these credit lines were not utilized. There was Euro 45.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0.4% to 0.6%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value. For further detail please refer to Note 21 "Long-Term Debt".

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in Note 21 "Long-term Debt."

17.  ACCOUNTS PAYABLE

        Accounts payable were Euro 927.2 million as of December 31, 2015 (Euro 744.3 million as of December 31, 2014). The increase in 2015 as compared to 2014 is mainly due to the growth of the business and to the strengthening of the foreign currencies in which the Group operates compared to the Euro.

        The carrying value of accounts payable is approximately equal to their fair value.

18.  INCOME TAXES PAYABLE

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Current year income taxes payable	76,787	77,806
Income taxes advance payment	(42,608)	(35,203)

Total	34,179	42,603

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	1,902	6,821	36,537	25,589	17,152	88,001
Decreases	(945)	(6,606)	(2,768)	(12,470)	(12,487)	(35,276)
Foreign translation difference and other movements	(43)	624	6,379	334	4,012	11,306

Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719
Increases	1,594	8,431	13,250	19,741	15,700	58,716
Decreases	(1,994)	(7,147)	(93,321)	(11,961)	(16,282)	(130,704)
Foreign translation difference and other movements	521	655	1,140	(1,909)	2,641	3,048

Balance as of December 31, 2015	2,032	8,314	25,146	34,096	49,191	118,779

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        Self-insurance includes provisions for certain self-insured losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

19. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        The decrease in the tax provision in 2015 was primarily due to the payment of approximately Euro 91.6 million related to a tax audit of Luxottica S.r.l. for fiscal years 2008 through 2011.

20. OTHER LIABILITIES

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Salaries payable	334,519	291,175
Sales taxes payable	37,976	40,237
Due to social security authorities	36,119	41,106
Leasing rental	23,823	19,405
Insurance	11,521	10,147
Sales commissions payable	7,314	7,079
Premiums and discounts	4,066	9,989
Royalties payable	3,003	2,298
Derivative financial liabilities	2,173	4,376
Other financial liabilities	143,231	151,526

Total financial liabilities	603,745	577,338

Deferred income	60,998	52,722
Other liabilities	6,681	5,995

Total liabilities	67,679	58,717

Total other current liabilities	671,424	636,055

        The increase in salaries payable is mainly due to the strengthening of the foreign currencies in which the Group operates, to higher salaries and bonuses earned by employees in 2015 and liabilities related to non-recurring transactions as reported in Note 33.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

20. OTHER LIABILITIES (Continued)

NON-CURRENT LIABILITIES

21. LONG-TERM DEBT

        Long-term debt was Euro 1,760.0 million (including Euro 44.9 million due in 2016) and Euro 2,315.2 million (Euro 626.8 million due in 2015) as of December 31, 2015 and 2014, respectively.

        The roll-forward of long-term debt as of December 31, 2015 and 2014, is as follows (amounts in thousands of Euro):

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2015	Total

Balance as of January 1, 2015	—	2,271,171	44,032	2,315,203

Proceeds from new and existing loans/leases	—	—	14,410	14,410
Repayments	—	(614,465)	(28,502)	(642,967)
Amortization of fees and interests	—	(3,609)	—	(3,609)
Translation difference	—	72,870	4,079	76,949

Balance as of December 31, 2015	—	1,725,967	34,019	1,759,986

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2015	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans/leases	—	494,655	5,398	500,053
Repayments	(300,000)	—	(18,500)	(318,500)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	1,521	14,521	—	16,043
Translation difference	—	78,025	5,072	83,098

Balance as of December 31, 2014	—	2,271,171	44,032	2,315,203

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. The Group's debt agreements contain certain covenants, including covenants that limit its ability to incur

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

21. LONG-TERM DEBT (Continued)

additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2015, the Group was in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt as of December 31, 2015.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2015	Maturity

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. When issued, the Notes were assigned a "BBB+" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's") and, on January 20, 2014, the Notes were upgraded to an "A–" credit rating by Standard & Poor's.

        On February 27, 2015, the Group terminated its Euro 500 million revolving credit facility entered into on April 17, 2012 by the Group and U.S. Holdings guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings prior to its stated maturity. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. As of the date of termination, the facility was undrawn.

        On April 29, 2013, the Group's Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an "A–" credit rating by Standard & Poor's.

        On July 1, 2015, the Group repaid the USD 127 million Series B Senior Guaranteed Notes issued on July 1, 2008.

        On November 10, 2015, the Group repaid the Euro 500 million Senior Unsecured Guaranteed Notes issued on November 10, 2010 (ISIN XS0557635777).

        The fair value of long-term debt as of December 31, 2015 was equal to Euro 1,907.1 million (Euro 2,518.5 million as of December 31, 2014). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

21. LONG-TERM DEBT (Continued)

in order to take into account the Group's current credit rating. The above fair value does not include capital lease obligations of Euro 33.6 million.

        Interest accrued and not yet paid of Euro 35.2 million (Euro 39.8 million as of December 31, 2014) is classified under current liabilities. Interest accrued and not yet paid was classified under non-current liabilities as of December 31, 2014.

        Long-term debt, including capital lease obligations, as of December 31, 2015 matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2016	44,882
2017	103,731
2018	122,825
2019	572,802
2020 and subsequent years	924,938
Effect deriving from the adoption of the amortized cost method	(9,193)

Total	1,759,986

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

(Amounts in thousands of Euro)		Notes	December 31, 2015	December 31, 2014

A	Cash and cash equivalents	6	864,852	1,453,587
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	2,055	1,008
D	Availabilities (A) + (B) + (C)		866,907	1,454,595
E	Current Investments
F	Bank overdrafts	15	110,450	151,303
G	Current portion of long-term debt	16	44,882	626,788
H	Hedging instruments on foreign exchange rates	20	2,173	4,376
I	Hedging instruments on interest rates	20	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		157,505	782,467
K	Net Liquidity (J) – (E) – (D)		(709,402)	(672,128)
L	Long-term debt	21	415	827
M	Notes payables	21	1,690,599	1,666,573
N	Hedging instruments on interest rates	24	—	—
O	Other non-debt		24,090	21,015
P	Total Non-Current Liabilities (L) + (M) + (N) + (O)		1,715,104	1,688,415
Q	Net Financial Position (K) + (P)		1,005,702	1,016,287

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	December 31, 2014	December 31, 2014

Net Financial Position, as presented in the Notes	1,005,702	1,016,287

Hedging instruments on foreign exchange rates	2,055	1,008
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(2,173)	(4,376)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,005,584	1,012,918

        Our net financial position with respect to related parties is not material.

        Long-term debt includes finance lease liabilities of Euro 33.6 million (Euro 25.2 million as of December 31, 2014).

(Amounts in thousands of Euro)	2015	2014

Gross finance lease liabilities:
— no later than 1 year	10,600	5,666
— later than 1 year and no later than 5 years	22,184	17,147
— later than 5 years	3,843	15,303

	36,627	38,116

Future finance charges on finance lease liabilities	3,072	12,948

Present values of finance lease liabilities	33,555	25,168

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2015	2014

— no later than 1 year	9,467	4,157
— later than 1 year and no later than 5 years	20,414	13,594
— later than 5 years	3,674	7,417

	33,555	25,168

22.  EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 136.2 million (Euro 138.5 million as of December 31, 2014). The balance mainly included liabilities for termination indemnities of Euro 47.8 million (Euro 51.2 million as of December 31, 2014) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 88.4 million (Euro 87.3 million as of December 31, 2014). The decrease is mainly due to an increase in the discount rates used to calculate the liability offset by the strengthening of the U.S. dollar compared to the Euro. Actuarial gains recorded in the statement of other comprehensive income which will never reverse to profit and loss in future periods total Euro 14.2 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2015 amounted to Euro 38.0 million (Euro 41.8 million as of December 31, 2014).

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute for Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2015 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 22.2 million and Euro 20.6 million for the years 2015 and 2014, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2015	2014

ECONOMIC ASSUMPTIONS
Discount rate	2.00%	1.50%
Annual TFR increase rate	2.81%	2.81%
Mortality tables:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

        The tax on revaluation of TFR increased from 11% in 2013 to 17% in 2014. The increase did not have a significant impact on the TFR liability as of December 31, 2014. The tax on revaluation did not change in 2015.

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2015	2014

Liabilities at the beginning of the period	41,771	38,095
Expenses for interests	614	1,160
Change in the revaluation rate		(750)
Actuarial loss (income)	(2,611)	5,804
Benefits paid	(1,755)	(2,538)

Liabilities at the end of the period	38,019	41,771

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan. In 2013, the Lux Pension Plan was amended so that employees hired on or after January 1, 2014 would not be eligible to participate.

        Nonqualified Pension Plans and Agreements—U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        U.S. Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

        All plans operate under the U.S. regulatory framework. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the plans. The plans expose the Company to actuarial risks, such as longevity risk, currency risk, and interest rate risk. The Lux Pension Plan exposes the Company to market (investment) risk.

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2014	495,737	(479,297)	16,440

Service Cost	22,583	2,258	24,841
Interest expense/(income)	25,628	(26,199)	(571)

Remeasurement:
Return on plan assets	—	(6,597)	(6,597)
(Gain)/loss from financial assumption changes	67,749	—	67,749
(Gain)/loss from demographic assumption changes	19,674	—	19,674
Experience (gains)/losses	(3,851)	—	(3,851)

Employer contributions	—	(50,351)	(50,351)
Benefit payment	(21,528)	21,528	—
Translation difference	77,761	(70,731)	7,030

At December 31, 2014	683,753	(609,389)	74,364

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2015	683,753	(609,389)	74,364

Service Cost	31,033	2,434	33,467
Interest expense/(income)	30,603	(28,334)	2,270

Remeasurement:
Return on plan assets	—	36,190	36,190
(Gain)/loss from financial assumption changes	(36,263)	—	(36,263)
(Gain)/loss from demographic assumption changes	(3,865)	—	(3,865)
Experience (gains)/losses	(6,967)	—	(6,967)

Employer contributions		(32,660)	(32,660)
Benefit payment	(23,790)	23,790	—
Translation difference	78,580	(70,164)	8,416

At December 31, 2015	753,083	(678,133)	74,950

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2014	8,689	—	8,689

Service Cost	535	—	535
Interest expense/(income)	409	—	409

Loss/(gain) due to settlement	(6)	—	(6)
Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	724	—	724
(Gain)/loss from demographic assumption changes	(19)	—	(19)
Experience (gains)/losses	1,116	—	1,116

Employer contributions	—	(2,763)	(2,763)
Benefit payment	(250)	250	—
Settlements	(2,513)	2,513	—
Translation difference	1,185	—	1,185

At December 31, 2014	9,870	—	9,870

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2015	9,870	—	9,870

Service Cost	518		518
Interest expense/(income)	407		407

Loss/(gain) due to settlement
Remeasurement:
Unexpected return on plan assets
(Gain)/loss from financial assumption changes	90		90
(Gain)/loss from demographic assumption changes	(19)		(19)
Experience (gains)/losses	(503)		(503)

Employer contributions		(1,557)	(1,557)
Benefit payment	(31)	31	—
Settlements	(1,526)	1,526	—
Translation difference	1,112	—	1,112

At December 31, 2015	9,918	—	9,918

        During 2015 and 2014, the Lux SERP settled a portion of its benefit obligations through lump-sum cash payments to certain plan participants.

        The following tables show the main assumptions used to determine the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2015	2014	2015	2014

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.56%	4.20%	4.05/4.30%	4.20%
Rate of compensation increase	7% / 4% / 3%	6% / 4% / 3%	7% / 4% / 3%	6% / 4% / 3%
Mortality Table	Static 2015	Static 2014	Static 2015	Static 2014

        U.S. Holdings' discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least USD 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate. U.S. Holdings uses an assumption for salary increases based on a graduated approach of historical experience. U.S. Holdings' experience shows salary increases that typically vary by age.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

        The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation
		Increase in assumption		Decrease in assumption
	Change in assumption
		Pension Plan	SERPs	Pension Plan	SERPs

Discount rate	1.0%	(84,530)	(732)	108,151	840
Rate of compensation increase	1% for each age group	7,996	698	(7,138)	(512)

        The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the liabilities recognized within the statements of financial position.

        Plan Assets—The Plan's assets are invested in accordance with an Investment Policy that describes the guidelines and principles that the Luxottica Group ERISA Plans Compliance and Investment Committee intends to follow when making decisions on the management and investment of assets of the Plan. The Plan's long-term investment objectives are to generate investment returns that provide adequate assets to meet the Plan's benefit obligations and to maintain sufficient liquidity to pay benefits and administrative expenses.

        In 2015, a new investment policy was implemented which applies a dynamic asset allocation strategy. A dynamic asset allocation strategy invests in both return-seeking assets and liability-hedging assets and the allocation between these asset classes varies based upon the Plan's funded ratio. Return-seeking assets consist of funds focused on U.S. equity, global equity, non-US equity and global REITs. Liability-hedging assets are fixed income investments. As the funded ratio of the Plan increases, the weight of liability-hedging assets increases. As of December 31, 2015, the Plan's asset allocation was within the guidelines described in the investment policy. The table below shows the asset classes as percentage of total assets:

Asset Category	Asset Class as a Percent of Total Assets

Fixed income Funds	34%
U.S. Equity Funds	22%
International and Global Equity Funds	37%
Global real estate funds	6%
Money market funds	1%
Cash and Equivalents	0%

        Plan assets are invested in various funds which employ both passive and active management strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks a particular index while active strategies employ investment managers seeking to manage the fund's

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

performance. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as purchase or sale of commodity contracts, illiquid securities or real estate, nonagency mortgage, and American Depositary Receipts (ADR) or common stock of the Company's parent, Luxottica Group S.pA. Risk is further controlled both at the asset class and manager level by assigning benchmarks and performance objectives. The investment managers are monitored on an ongoing basis to evaluate performance against these benchmarks and performance objectives.

        Contributions—U.S. Holdings expects to contribute Euro 44.1 million to its pension plan and Euro 0.5 million to the SERP in 2016.

        Duration—The weighted average duration of the pension defined benefit obligations is 11.9 years while the weighted average duration of the SERPs is 7.6 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments	Pension Plan	SERPs

2015	30,225	450
2016	31,068	963
2017	33,116	969
2018	40,017	929
2019	44,832	536
2020 - 2024	257,278	4,588

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2015 and 2014, was Euro 0.8 million and Euro 0.7 million, respectively.

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of each of December 31, 2015 and 2014, the accrued liability related to these benefits was Euro 0.6 million and Euro 0.7 million, respectively.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.5 million at December 31, 2015 and 2014, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2015 and 2014 was Euro 13.2 million and Euro 9.5 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2015 and 2014 was Euro 2.9 million and Euro 2.3 million, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

        In Australia and Hong Kong, the Group makes mandatory contributions to superannuation retirement funds. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

        Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 1.1 million and Euro 1.3 million at December 31, 2015 and 2014, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2015 and 2014 as well as the 2016 expected contributions are immaterial.

        For 2016, a 7.2% (8.0% for 2015) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2024 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 4.5% at December 31, 2015 and 4.2% at December 31, 2014. A 1.0% increase or decrease in the discount rate would not have a material impact on the postretirement benefit obligation.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

Increases	4,712	5,287	5,424	1,955	17,378
Decreases	(3,683)	(7,323)	(1,493)	(22,575)	(35,074)
Business combinations	—	—	—	—	—
Translation difference and other movements	(218)	3,102	(715)	17,207	19,376

Balance as of December 31, 2014	10,755	24,548	48,771	15,149	99,223

Increases	3,734	10,547	4,863	8,365	27,509
Decreases	(2,787)	(11,093)	(386)	(10,379)	(24,644)
Translation difference and other movements	(1,759)	2,919	(17,608)	18,868	2,420

Balance as of December 31, 2015	9,943	26,922	35,640	32,003	104,508

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.8 million (Euro 5.7 million as of December 31, 2014) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.5 million (Euro 0.4 million as of December 31, 2014).

        The Company is self-insured for certain types of losses (please refer to Note 19 "Short-term Provisions for Risks and Other Charges" for further details).

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 91.4 million and Euro 83.8 million as of December 31, 2015 and 2014, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 44.9 million and Euro 41.9 million as of December 31, 2015 and 2014, respectively.

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2015 amounted to Euro 29,019,199.98 and was comprised of 483,653,333 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of December 31, 2014 amounted to Euro 28,900,294.98 and was comprised of 481,671,583 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 1,981,750 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 118,905 during 2015.

        The total options exercised in 2015 were 1,981,750, of which 32,500 refer to the 2008 grant, 150,000 refer to the 2009 extraordinary grant (reassignment of the 2006 performance grant), 94,000 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 35,000 refer to the 2009

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

ordinary grant, 149,500 refer to the 2010 ordinary grant, 324,500 refer to the 2011 ordinary grant and 1,196,250 refer to the 2012 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury shares

        Treasury shares were equal to Euro (68.6) million as of December 31, 2015 (Euro (73.9) million as of December 31, 2014). The decrease of Euro 5.3 million was primarily due (a) to grants to certain top executives equaling 498,778 treasury shares in the amount of Euro 9.7 million as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2012 Performance Share Plan ("PSP") and (b) to the grant equaling 119,755 treasury shares in the amount of Euro 2.5 million to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and Founder, Mr. Leonardo Del Vecchio. This amount was partially offset by the purchase of 116,673 treasury shares for Euro 6.9 million. As a result, the number of Group treasury shares was reduced from 3,647,725 as of December 31, 2014 to 3,145,865 as of December 31, 2015. On June 25, 2015 the Company signed an agreement to enhance the market liquidity of its shares. The agreement is between the Company and Kepler Capital Markets SA.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 5.2 million and Euro 7.3 million as of December 31, 2015 and December 31, 2014, respectively. The reduction was primarily due to the payment of dividends to non-controlling interest for Euro 2.1 million and the acquisition of the minority interest in Luxottica Netherlands for Euro 3.6 million and was partially offset by net income for the period of Euro 2.7 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

REVENUES BY CATEGORY

        The break-down of revenues by category is as follows (amounts in thousands of Euro):

	2015	2014

Sales of products	8,315,968	7,138,541
Vison care business	382,828	388,126
Eye-exam and related professional fees	113,461	105,860
Franchisee revenues	24,321	19,790

Total net sales	8,836,578	7,652,317

ANALYSIS OF EXPENSES BY NATURE

        The reconciliation of the expenses by function to the expenses by nature is as follows (amounts in thousands of Euro):

	2015	2014

Cost of sales	2,835,426	2,574,685
Selling and advertising	3,537,224	3,013,399
General and administrative	1,087,484	906,620

Total expenses by function	7,460,134	6,494,704

Employee benefits expense	2,619,390	2,241,514
Consumption	1,447,548	1,347,155
Production costs	427,596	416,717
Logistics costs	185,791	160,855
Depreciation and amortization	476,888	383,996
Operating lease expense	684,445	573,091
Advertising media and promotion expenses	341,749	287,519
Trade marketing	185,192	167,955
Royalties	168,669	149,952
Share-based compensation expense	49,692	31,826
Other	873,174	734,123

Total expenses by nature	7,460,134	6,494,704

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2015	2014

Interest expense on bank overdrafts	(902)	(1,346)
Interest expense on loans	(92,138)	(95,409)
Financial expense on derivatives	(8,322)	(6,728)
Other interest expense	(5,077)	(6,176)

Total interest expense	(106,439)	(109,659)

INTEREST INCOME	2015	2014

Interest income on bank accounts	8,100	9,103
Financial income on derivatives	1,666	804
Interest income on loans	1,424	1,765

Total interest income	11,190	11,672

OTHER—NET	2015	2014

Other—net from derivative financial instruments and translation differences	(4,794)	711
Other—net	1,512	(256)

Total other—net	(3,281)	455

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2015	2014

Current taxes	(484,652)	(424,966)
Deferred taxes	13,610	10,900

Total income tax provision	(471,042)	(414,066)

        The increase in current taxes was primarily due to the increase in earnings before taxes.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2015	2014

Italian statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	4.1%	4.8%
Accrual for tax audit of Luxottica S.r.l. of Euro 30.3 million, Euro 66.7 million and Euro 10.0 million, respectively (fiscal year 2007 and subsequent periods)	—	2.9%
Adjustment for the reorganization of Oakley and other minor projects	0.6%	—
Aggregate other effects	0.8%	—

Effective rate	36.9%	39.1%

        For an analysis of the significant changes in 2015 as compared to 2014 please refer to Section 3 "Financial Results" of the accompanying Management Report as of December 31, 2015.

28. COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 4 to 10 years—the Group is required to pay a royalty generally ranging from 6% to 14% of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 10% of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A.

        Minimum payments required in each of the years subsequent to December 31, 2015 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2016	106,120
2017	123,131
2018	120,761
2019	104,945
2020	103,470
Subsequent years	349,509

Total	907,936

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

28. COMMITMENTS AND RISKS (Continued)

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2016 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short- term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2015	2014

Minimum lease payments	434,172	377,570
Additional lease payments	153,792	134,113
Sublease payments received	(28,502)	(23,029)

Total	559,462	488,654

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2016	375,141
2017	288,921
2018	225,815
2019	177,958
2020	139,673
Subsequent years	270,276

Total	1,477,785

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

28. COMMITMENTS AND RISKS (Continued)

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2016	10,052	17,556	115,346
2017	6,005	14,998	51,647
2018	1,596	8,497	36,012
2019	603	7,487	11,812
2020	786	5,214	—
Subsequent years	—	5,273	—

Total	19,043	59,026	214,817

Guarantees

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 7.8 million (USD 8.5 million) at December 31, 2015 (Euro 3.3 million at December 31, 2014). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2015 and 2014. The liability expires at various dates through October 23, 2025.

Litigation

French Competition Authority Investigation

        Our French subsidiaries Luxottica France S.A.S.U., Alain Mikli International S.A.S.U. and Mikli Diffusion France S.A.S.U., together with other major competitors in the French eyewear industry, have been the subject of an investigation conducted by the French Competition Authority (the "FCA") relating to pricing and sales practices in such industry. The investigation is ongoing. In May 2015, the Company received a Statement of Objections from the FCA. This document contains the FCA's preliminary position on alleged anti-competitive practices and it does not prejudice its final decision.

        In August 2015, the Company filed detailed responses to the Statement of Objections. Luxottica will vigorously defend itself against the FCA's allegations. In early 2016, the FCA requested additional information, as is typical in this type of proceeding.

        No provision has been booked by the Group as this matter is at a stage which makes it not possible to assess the probability and range of potential liability. This assessment is based in part on the fact that the FCA's positions on significant issues are uncertain, including the duration of the alleged violations, the brands and sales channels involved and the applicability of mitigating or aggravating circumstances that are considered as part of the FCA's process for assessing any fines. If the FCA concludes that there was a violation, it will impose a fine, which may be contested in court. Such fine, assuming it was upheld by the court, could have a material effect on the Company's results of operations and financial condition. Considering the ongoing complex proceeding, it is difficult to predict the timing of any action by the FCA,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

28. COMMITMENTS AND RISKS (Continued)

including the conclusion of the proceeding and the imposition of any fine, which could occur at some point in 2016 or beyond.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

29. RELATED PARTY TRANSACTIONS

License Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio, a son of the Company's Executive Chairman and majority stockholder. The license expires on December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.9 million in 2015 and Euro 0.8 million in 2014. Management believes that the terms of the license agreement are fair to the Company.

Lease of the Office Building in Milan

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the Company's Executive Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation no. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses in 2015 and 2014 of Euro 3.8 million and Euro 2.0 million, respectively.

Resignation of CEOs

        On September 1, 2014, Andrea Guerra left as the Group's chief executive officer. Pursuant to his termination agreement, Luxottica paid Mr. Guerra a redundancy incentive payment equal to Euro 10,000,000 in addition to severance pay linked to the consensual termination of his employment relationship. In addition, Luxottica paid Mr. Guerra Euro 592,294 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. Mr. Guerra also signed a 24-month non-competition agreement pursuant to which he is entitled to receive Euro 800,000 to be paid in equal quarterly installments starting from the date of the termination of his employment. Additionally, Mr. Guerra sold 813,500 shares of Luxottica Group S.p.A. that he previously received under incentive plans to the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

29. RELATED PARTY TRANSACTIONS (Continued)

principal shareholder of the Company in an off-market transaction at a price of Euro 41.50 per share. On October 13, 2014, Enrico Cavatorta resigned from the Board of Directors and stepped down as the Group's chief executive officer. He resigned from his position as General Manager on October 31, 2014. Pursuant to his termination agreement, Luxottica paid Mr. Cavatorta Euro 4,000,000 in addition to severance pay linked to the consensual termination of his employment relationship. In addition, Luxottica paid Mr. Cavatorta Euro 985,355 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. No sums were awarded in connection with Mr. Cavatorta's termination from the position of director and chief executive officer of Luxottica Group S.p.A. The aggregate expenses relating to the departures of Messrs. Guerra and Cavatorta, including other minor related costs, totaled approximately Euro 20 million.

Granting of shares to employees

        On May 4, 2015, the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and Founder, Mr. Leonardo Del Vecchio. The transaction which was finalized on October 12, 2015 involved an aggregate of 119,755 Luxottica treasury shares. The gift was accounted for as a share-based payment under IFRS 2 based on which the Group recorded a total expense of Euro 7.4 million. Delfin S.à.r.l. will reimburse the Company for the value of this share grant.

        A summary of related party transactions as of December 31, 2015 and 2014 is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2015 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	416	768	29	336
Eyebiz Laboratories Pty Limited	5,563	53,104	10,682	16,358
Salmoiraghi & Viganò	16,848	1	56,361	517
Others	2,457	8,947	10,384	552

Total	25,285	62,820	77,456	17,763

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	452	1,108	202	292
Eyebiz Laboratories Pty Limited	5,642	54,834	10,233	17,144
Salmoiraghi & Viganò	13,753	11	51,076	183
Others	2,214	23,845	2,190	3,318

Total	22,061	79,798	63,701	20,937

        Total remuneration due to key managers amounted to approximately Euro 50.8 million and Euro 53.1 million in 2015 and 2014, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

29. RELATED PARTY TRANSACTIONS (Continued)

        In 2015 and in 2014, transactions with related parties resulted in a cash outflow of approximately Euro 54.6 million and Euro 48.2 million.

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2015 and 2014 amounting to Euro 804.1 million and Euro 642.6 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2015 were equal to Euro 1.68 compared to Euro 1.35 in 2014. Diluted earnings per share in 2015 were equal to Euro 1.67 compared to Euro 1.34 in 2014.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2015	2014

Weighted average shares outstanding—basic	479,553,693	475,947,763
Effect of dilutive stock options	2,519,669	3,299,427
Weighted average shares outstanding—dilutive	482,073,361	479,247,190
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	2,015,627	1,641,383

31. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 6064293 dated July 28, 2006, that occurred in 2015 or 2014.

32. DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 0.0 million in each of 2015 and 2014.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

32. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2015 and 2014 (amounts in thousands of Euro):

	2015		2014
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	2,055	(2,173)	1,008	(4,376)

Total	2,055	(2,173)	1,008	(4,376)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	—

Current portion	2,055	(2,173)	1,008	(4,376)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2014	(318)

Fair value adjustment of derivatives designated as cash flow hedges	(129)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	35
Amounts reclassified to the consolidated statement of income	567
Tax effect on amounts reclassified to the consolidated statement of income	(155)

Balance as of December 31, 2014	—

Interest rate swaps

        As of December 31, 2015 and 2014, there were no interest rate swap instruments.

33. NON-RECURRING TRANSACTIONS

        During 2015, the Group incurred non-recurring expenses related to the integration of Oakley and other minor projects with a Euro 66.4 million impact on operating income and an approximately Euro 49.8 million impact on net income. These costs primarily related to severance expenses and asset write-offs.

        In 2014, the Group recorded a non-recurring expenditure amounting to Euro 20 million (Euro 10.9 million net of taxes) related to the termination agreement of the employment relationship and the administration relationship between the former Group CEOs Andrea Guerra and Enrico Cavatorta and Luxottica Group SpA. The group recorded a tax benefit of approximately Euro 5.5 million related to the above mentioned costs. In the last quarter of 2014, the Group recorded a non-recurring expense of Euro 30.3 million for the tax audit related to Luxottica S.r.l. (fiscal years from 2008 to 2011).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

34. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,457,295.98. These options become exercisable at the end of a three-year vesting period. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria; and

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2015, 33,153,333 have been exercised.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

34. SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,300
2005 Ordinary Plan	1,512,000	1,332,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	15,000
2008 Ordinary Plan	2,020,500	1,582,300
2009 Ordinary Plan	1,050,000	743,250
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,772,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	599,500
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	3,850,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,300,000
2010 Ordinary Plan	1,924,500	1,422,000
2011 Ordinary Plan	2,039,000	1,469,500
2012 Ordinary Plan	2,076,500	1,196,250

Total	55,909,800	33,153,333

(*)
The plan was reassigned in 2009.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On the same date, the Board granted certain of the Group's key employees 1,067,900 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,281,480 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2013 through 2015. On December 31, 2015 the consolidated cumulative earnings per share targets were achieved. As of December 31, 2015, 214,800 of the maximum units granted had been forfeited.

        On April 29, 2014, the Board granted certain of the Group's key employees 1,004,400 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,205,280 units if certain

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

34. SHARE-BASED PAYMENTS (Continued)

consolidated cumulative earnings per share targets are achieved over the three-year period from 2014 through 2016. Management expects that the target will be met. As of December 31, 2015, 126,720 of the maximum units granted had been forfeited.

        On May 4, 2015, the Board of Directors granted certain of the Group's key employees 1,318,300 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,581,960 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2015 through 2017. Management expects that the target will be met. As of December 31, 2015, 131,880 of the maximum units granted had been forfeited.

        On May 4, 2015 the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and Founder, Mr. Leonardo Del Vecchio. The transaction which was finalized on October 12, 2015 involved an aggregate of 119,755 Luxottica treasury shares. The gift was accounted for as a share-based payment under IFRS 2 based on which the Group recorded a total expense of Euro 7.4 million.

        The information required by IFRS 2 on stock option plans is reported below. The fair value of the stock option grant was estimated on the grant date using the binomial model. The PSP fair value was calculated based on the following weighted average assumptions:

PSP 2015

Share price at the grant date (in Euro)	60.02
Expected option life	3 years
Dividend yield	1.39%

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

34. SHARE-BASED PAYMENTS (Continued)

        The fair value of the units granted under the 2015 PSP was Euro 57.57 per unit. Movements reported in the various stock option and performance share plans in 2015 are reported below:

	Exercise price	Currency	No. of options outstanding as of December 31, 2014	Granted options	Forfeited options	Exercised options/vested units	Expired options	No. of options outstanding as of December 31, 2015

2007 Ordinary Plan	24.03	Euro	5,000		—	—	—	5,000
2008 Ordinary Plan	18.08	Euro	119,200	—	—	(32,500)	—	86,700
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	36,000	—	—	(6,000)	—	30,000
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	45,750	—	—	(29,000)	—	16,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	152,000	—	—	(84,000)	—	68,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	50,500	—	—	(10,000)	—	40,500
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	550,000	—	—	(150,000)	—	400,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	50,000	—	—	—	—	50,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	194,000	—	(11,000)	(68,000)	—	115,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	114,500	—	—	(81,500)	—	33,000
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	339,500	—	(13,000)	(191,500)	—	135,000
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	217,000	—	—	(133,000)	—	84,000
2012 Ordinary Plan—for citizens not resident in the U.S.	26.94	Euro	1,318,000	—	(43,500)	(835,500)	—	439,000
2012 Ordinary Plan—for citizens resident in the U.S	28.32	Euro	530,000	—	(10,500)	(360,750)	—	158,750
PSP 2012		Euro	610,800		(112,022)	(498,778)		—
PSP 2013	—	Euro	1,154,220	—	(87,540)	—	—	1,066,680
PSP 2014	—	Euro	1,160,700	—	(77,520)	—	—	1,083,180
PSP 2015 (ordinary)	—	Euro		893,160	(44,280)	—	—	848,880
PSP 2015 (extraordinary)	—	Euro		688,800	(87.600)	—	—	601,200

Total			6,647,170	1,581,960	(486,962)	(2,480,528)	—	5,261,640

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

34. SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2015 are summarized in the following table:

Number of options exercisable as of December 31, 2015

2007 Plan	5,000
2008 Plan	86,700
2009 Ordinary plan—for citizens not resident in the U.S.	30,000
2009 Ordinary plan—for citizens resident in the U.S.	16,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	68,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	40,500
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	400,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	50,000
2010 Plan—for citizens not resident in the U.S.	115,000
2010 Plan—for citizens resident in the U.S.	33,000
2011 Plan—for citizens not resident in the U.S.	135,000
2011 Plan—for citizens resident in the U.S.	84,000
2012 Plan—for citizens not resident in the U.S.	439,000
2012 Plan—for citizens not resident in the U.S.	158,750

Total	1,661,700

        The remaining contractual life of plans in effect on December 31, 2015 is highlighted in the following table:

Remaining contractual life in years

2007 Ordinary Plan	0.18
2008 Ordinary Plan	1.20
2009 Ordinary plan for citizens not resident in the U.S.	2.35
2009 Ordinary plan for citizens resident in the U.S.	2.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	1.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	2.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	2.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	2.45
2010 Ordinary Plan—for citizens not resident in the U.S.	3.33
2010 Ordinary Plan—for citizens resident in the U.S.	3.33
2011 Ordinary Plan—for citizens not resident in the U.S.	4.33
2011 Ordinary Plan—for citizens resident in the U.S.	4.33
2012 Ordinary Plan—for citizens not resident in the U.S.	5.35
2012 Ordinary Plan—for citizens resident in the U.S.	5.35

        With regards to the options exercised during the course of 2015, the weighted average share price of the shares in 2015 was equal to Euro 59.35.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

34. SHARE-BASED PAYMENTS (Continued)

        The Group has recorded an expense for the ordinary stock option plans of Euro 1.6 million and Euro 6.1 million in 2015 and 2014, respectively. For the 2010, 2011, 2012, 2013, 2014 and 2015 PSPs, the Group recorded an expense of Euro 40.7 million and Euro 24.9 million in 2015 and 2014, respectively.

        The PSP plans are conditional upon satisfying service as well as performance conditions.

35. DIVIDENDS

        In May 2015, the Company distributed aggregate dividends to its stockholders of Euro 689.7 million equal to Euro 1.44 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.1 million. During 2014, the Company distributed aggregate dividends to its stockholders of Euro 308.3 million equal to Euro 0.65 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.7 million.

36. CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders and benefit to other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

        Consistent with others in the industry, the Group also monitors capital on the basis of a gearing ratio that is calculated as net financial position divided by total capital. Net financial position is calculated as total borrowings (including short-term borrowings and current and non-current portions of long-term debt) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position.

        The table below provides the Group's gearing ratio for 2015 and 2014 as follows:

(amounts in Euro except percentages)	2015	2014

Total borrowings (notes 15 and 21)	1,870.4	2,466.5
Less cash and cash equivalents	(864.9)	(1,453.6)

Net financial position	1,005.6	1,012.9
Total equity	5,417.7	4,928.8

Capital	6,423.3	5,941.7

Gearing ratio	15.7%	17.0%

37. SUBSEQUENT EVENTS

        On January 29, 2016, Mr. Adil Mehboob-Khan ceased as director of the Company and as the Group's CEO for markets and from his other administrative roles effective February 29, 2016. Pursuant to his termination agreement, Luxottica paid Mr. Mehboob-Khan Euro 6.8 million in addition to severance pay linked to the termination of his employment relationship. In addition, Luxottica paid Mr. Khan Euro 0.2 million in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. No sums were awarded in connection with Mr. Mehboob-Khan's termination from the position of director and CEO for Markets of Luxottica Group S.p.A. At the same time, the Board of Directors approved a

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

37. SUBSEQUENT EVENTS (Continued)

modification to its governance structure by assigning responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Massimo Vian continues in his role as CEO for Product and Operations.

        On February 23, 2016, the Company and Maison Valentino signed a new and exclusive eyewear license agreement for the design, manufacture and worldwide distribution of Valentino eyewear. The ten-year agreement will be effective from January 2017. The first collection presented under the agreement will be available in 2017.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate for the year ended December 31, 2015	Final exchange rate as of December 31, 2015	Average exchange rate for the year ended December 31, 2014	Final exchange rate as of December 31, 2014

Argentine Peso	10.2599	14.0972	10.7718	10.2755
Australian Dollar	1.4777	1.4897	1.4719	1.4829
Brazilian Real	3.7004	4.3117	3.1211	3.2207
Canadian Dollar	1.4186	1.5116	1.4661	1.4063
Chilean Peso	726.4062	772.7130	756.9327	737.2970
Chinese Renminbi	6.9733	7.0608	8.1857	7.5358
Colombian Peso	3,048.5271	3,456.0100	2,652.4517	2,892.2600
Croatian Kuna	7.6137	7.6380	7.6344	7.6580
Danish Krone	7.4587	7.4626	7.4548	7.4453
Great Britain Pound	0.7259	0.7340	0.8061	0.7789
Hong Kong Dollar	8.6014	8.4376	10.3025	9.4170
Hungarian Forint	309.9956	315.9800	308.7061	315.5400
Indian Rupee	71.1956	72.0215	81.0406	76.7190
Israeli Shekel	4.3122	4.2481	4.7449	4.7200
Japanese Yen	134.3140	131.0700	140.3061	145.2300
Malaysian Ringgit	4.3373	4.6959	4.3446	4.2473
Mexican Peso	17.6157	18.9145	17.6550	17.8679
Namibian Dollar	14.1723	16.9530	14.4037	14.0353
New Zealand Dollar	1.5930	1.5923	1.5995	1.5525
Norwegian Krona	8.9496	9.6030	8.3544	9.0420
Peruvian Nuevo Sol	3.5324	3.7083	3.7678	3.6327
Polish Zloty	4.1841	4.2639	4.1843	4.2732
Russian Ruble	68.0720	80.6736	50.9518	72.3370
Singapore Dollar	1.5255	1.5417	1.6823	1.6058
South African Rand	14.1723	16.9530	14.4037	14.0353
South Korean Won	1,256.5444	1,280.7800	1,398.1424	1,324.8000
Swedish Krona	9.3535	9.1895	9.0985	9.3930
Swiss Franc	1.0679	1.0835	1.2146	1.2024
Taiwan Dollar	35.2501	35.7908	40.2499	38.4133
Thai Baht	38.0278	39.2480	43.1469	39.9100
Turkish Lira	3.0255	3.1765	2.9065	2.8320
U.S. Dollar	1.1095	1.0887	1.3285	1.2141
United Arab Emirates Dirham	4.0733	3.9966	4.8796	4.4594

Certification of the consolidated financial statements pursuant to Article 154 bis of Legislative Decree 58/98

        1.     The undersigned Leonardo Del Vecchio, as Executive President, Massimo Vian, as Chief Executive Officer for Product and Operations and Stefano Grassi, as Chief Financial Officer of Luxottica Group S.p.A, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of the Italian Legislative Decree 58 of February 24, 1998, hereby certify:

  •
  the adequacy in relation to the characteristics of the Company and

  •
  the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ended December 31, 2015.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2015 was based on a process developed by Luxottica Group S.p.A. in accordance with the model Internal Control—Integrated Framework as issued by the Committee of Sponsoring organizations of the Treadway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the consolidated financial statements:

            a)    have been drawn up in accordance with the international accounting standards recognized in the European Union under EC regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, and the provisions which implement ART. 9 of the Legislative Decree 38/2005;

            b)    is consistent with the entries in the accounting books and records;

            c)     is capable of providing a true and fair representation of the assets and liabilities, profits and losses and financial position of the issuer.

          3.2   The management report on the consolidated financial statements includes a reliable analysis of operating trends and the results of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milan, March 1, 2016
Leonardo Del Vecchio	Massimo Vian
(Executive Chairman)	(C.E.O for Product and Operations)
Stefano Grassi
(Manager charged with preparing the Company's financial reports)

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  Exhibit 99.2
  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
  CONSOLIDATED STATEMENTS OF CASH FLOWS